Exhibit 3.2
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:
FIRST: That at a meeting of the Board of Directors of VWR Corporation, resolutions were duly adopted setting forth proposed amendments to the Amended and Restated Certificate of Incorporation of VWR Corporation, declaring the amendments to be advisable, and directing that the amendments be proposed to the stockholders of VWR Corporation at the next annual meeting of the stockholders for consideration thereof. The resolution setting forth the proposed amendments is as follows:
RESOLVED, that the Amended and Restated Certificate of Incorporation of VWR Corporation be amended by changing the Article thereof numbered “ARTICLE SIX” so that, as amended, Section 4 of ARTICLE SIX shall be and read in its entirety as follows:
Section 4.     Election. Subject to the rights of the holders of any series of Preferred Stock then outstanding and entitled to elect one or more directors as a separate class, a nominee for director shall be elected to the Board of Directors if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which either: (i)(x) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article II, Section 11 of the Bylaws or otherwise becomes aware that a stockholder has properly nominated a person for election to the Board of Directors and (y) such nomination has not been withdrawn by such stockholder on or prior to the third (3rd) business day next preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders; or (ii) the number of nominees for election to the Board of Directors at such meeting exceeds the number of directors to be elected. Abstentions and broker non-votes shall not be counted as votes cast either “for” or “against” a director’s election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote “against” a nominee.
SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of VWR Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, VWR Corporation has caused this certificate to be signed this 17th day of May, 2016.

VWR CORPORATION

By: /s/ Scott K. Baker
Name: Scott K. Baker
Its: Assistant Secretary